UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒                FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐                NO ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 10, 2019, Summit Therapeutics plc (the “Company”) announced the closing on January 9, 2019 of the previously announced subscription (the “Subscription”) by Mr. Robert W. Duggan (the “Investor”) of an aggregate of 15,625,000 of the Company’s American Depositary Shares (“ADSs”), representing an aggregate of 78,125,000 ordinary shares, par value £0.01 per share, of the Company (the “New Ordinary Shares”).

In connection with the closing of the Subscription, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor pursuant to which the Company agreed to use commercially reasonable efforts to prepare and file a registration statement covering the resale by the Investor of the ADSs purchased by the Investor in the Subscription (the “Registrable Securities”) promptly following the date that is 180 days after January 9, 2019 (the “Closing Date”) but no later than 210 days after the Closing Date. Under such Registration Rights Agreement, the Company has agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable after its filing and to keep such registration statement continuously effective, subject to certain limited exceptions, until the earliest of the date on which all Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 of the Securities Act of 1933 without restriction, or the fifth anniversary of the Closing Date. Under such Registration Rights Agreement, the Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities, excluding underwriter discounts, commissions or fees, and each party will grant the other customary indemnification rights in connection with the registration and resale of the ADSs.

A copy of the Registration Rights Agreement is attached as Exhibit 2.1 hereto and is incorporated by reference herein. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit.

The full text of the press release issued in connection with the closing is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information in this Form 6-K, including the exhibits hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: January 10, 2019	By:	/s/ Glyn Edwards
Glyn Edwards Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Registration Rights Agreement, dated January 9, 2019, by and among the Company and the Investor

99.1	Press Release, dated January 10, 2019